

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Ryan F. Zackon
Chief Executive Officer
Smart for Life, Inc.
990 Biscayne Blvd., Suite 503
Miami, FL 33132

>   **Re: Smart for Life, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted November 12, 2021**
>   **CIK No. 0001851860**

Dear Mr. Zackon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Acquisition of Bonne Sante Natural Manufacturing, page 2

1.   We note your revisions in response to prior comment 2. Please revise to disclose the approximate number of companies for which Bonne Santé manufactured nutritional products in 2021 through the latest most practicable date.

Acquisition of Nexus, page 2

2.   We note your response to prior comment 8. We note the guidance that you cited related to the highest significance of 45% is below the 50% threshold for a business acquired subsequent to the effective date of initial registration statement in accordance with SAB

Topic 1(J) (i.e. SAB 80) does not appear to apply to your situation since your registration statement is not yet effective. Based upon meeting the significance investment test at the 45% level for the Nexus acquisition based upon the information provided, please revise your filing to comply with Rule 8-04 of Regulation S-X. Refer to SAB Topic 1(J).

Our Opportunity, page 3

3.   Please disclose any material assumptions and limitations associated with your market estimates.

Our Growth Strategies, page 5

4.   We note your revised disclosure on pages 1 and 64 in response to prior comment 4. Throughout the prospectus, please balance similar disclosure related to your growth plans by discussing your current condition as it relates to your ability to finance the acquisitions described. Please also revise to disclose that there is no guarantee that you will be able to acquire additional businesses under the terms outlined in this section or that you will be able to find additional acquisition candidates should you terminate your plans for any of your current acquisition targets.

Note 2. Consideration Transferred, page 17

5.   We note your response to prior comment 15. Please revise to include 2 pro forma adjustments for the $6 million in cash received in the preferred stock offering and paid as part of the consideration for the acquisition of Doctors Scientific Organica.

Risk Factors, page 21

6.   Please revise to disclose any risks specific to your new Canadian subsidiary operating a retail store and the digital marketing business of Nexus Offers, Inc. Please also revise to add disclosure addressing the risks of operating different lines of business due to your acquisition of Nexus Offers.

Use of Proceeds, page 41

7.   We note your revised disclosure in response to prior comment 18 that the unsecured promissory notes to various lenders have various maturity dates. Please revise to provide the earliest maturity date and the latest maturity date for these notes. Refer to Instruction 4 to Item 504 of Regulation S-K for guidance.

Capitalization, page 43

8.   Please revise your capitalization table to reflect the conversion of all of your convertible notes in a separate column.

Business, page 64

9.   We note that your Business section focuses primarily on two operating subsidiaries, Bonne Santé and Doctors Scientific Organica. Please identify all of your operating subsidiaries in this section. It appears from the disclosure on page F-36 that Oyster Management Services, LLC, Lawee Enterprises, LLC, and U.S. Medical Care Holdings, L.L.C. are also operating subsidiaries. If these are operating subsidiaries, please clarify how they contribute to your business. Please also discuss the digital marketing industry and competitive conditions for Nexus Offers, its principal services and markets and the distribution methods for its services.

Competitive Strengths, page 69

10.   We note your disclosure that the barrier to entry in the affiliate/digital marketing space is high. Please disclose what factors contribute to a high barrier of entry in this space.

Statements of Income, page F-4

11.   Please present historical EPS here and on page F-19. See the guidance in Article 5-03.25 of Regulation S-X.

Part II - Information Not Required In Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

12.   We note your revisions in response to prior comment 37. Please revise to disclose the dates that you entered into the future equity agreements and any amendments thereto.

        You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Ada D. Sarmento at 202-551-3798 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Louis A. Bevilacqua, Esq.